SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report: March 2, 2000
(Date of earliest event reported)

CABLE LINK, INC.
(Exact name of registrant as specified in its charter)

Ohio	0-23111
(State or Other Jurisdiction of Incorporation)	(Commission File Number)

31-1239657
(IRS Employer Identification No.)

280 Cozzins Street Columbus, Ohio	43215
(Address of Principal Executive Offices)	(ZIP Code)

Registrant's Telephone Number, Including Area Code:
(614) 221-3131

ITEM 5. OTHER EVENTS

On March 2, 2000, Cable Link, Inc. (the "Registrant") announced, by the press release attached as Exhibit 20 to this report, and incorporated herein by reference, its financial results for 1999 and the closing of its wholly owned subsidiary, PC & Parts, Inc., d.b.a. Auro Computer, Services.

(c) Exhibits

20 Press Release of the Registrant dated March 2, 2000.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLE LINK, INC.
(REGISTRANT)

By: /s/ Bob Binsky
Bob Binsky
Chairman of the Board/Chief Executive Officer

Date: March 9, 2000

Exhibit	Description of Exhibits
20	Press Release of the Registrant dated March 2, 2000